Collegium Pharmaceutical, Inc.
780 Dedham Street, Suite 800
Canton, MA 02021

May 4, 2015

Via EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:  Mr. Jeffrey P. Riedler, Assistant Director

Re:                             Collegium Pharmaceutical, Inc.

Registration Statement on Form S-1

Filed April 2, 2015, as amended

Registration No. 333-203208

Dear Mr. Riedler:

Collegium Pharmaceutical, Inc., a Virginia corporation (the “Company”), hereby requests, pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), that the effective date of the Company’s Registration Statement on Form S-1, Registration No. 333-203208 (the “Registration Statement”), be accelerated so that the Company’s Registration Statement will become effective at 4:00 p.m. New York, New York time on May 6, 2015 or as soon thereafter as practicable, or at such later time as the Company may orally request via telephone call to the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”).  The Company hereby authorizes each of Steven J. Abrams, Shirley R. Kuhlmann and Stephen M. Nicolai of Pepper Hamilton LLP, counsel to the Company, to make such request on its behalf.  In this regard, the Company is aware of its obligations under the Securities Act as they relate to the above-referenced Registration Statement and acknowledges that:

•                  should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•                  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•                  the Company may not assert the declaration of the Registration Statement’s effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform Steven J. Abrams of Pepper Hamilton LLP at (215) 981-4241.

Very truly yours,

Collegium Pharmaceutical, Inc.

By:	/s/ Paul Brannelly
Name:	Paul Brannelly
Title:	Executive Vice President
and Chief Financial Officer